Exhibit 11.1
                            AMERICAN STORES COMPANY
                       Calculation of Earnings Per Share
                                  (unaudited)
                     (in thousands, except per share data)


                                                        Thirteen Weeks Ended


                                                    May 3,              May 4,
                                                     1997                1996

Primary Earnings Per Share

Primary earnings applicable to shareholders       $ 34,225              $ 64,240

Primary earnings per share                           $0.24                 $0.44

Average shares outstanding                         143,119               146,326



Fully Diluted Earnings Per Share

Fully diluted earnings applicable to shareholders $ 34,225              $ 64,240

Fully diluted earnings per share                 $0.24 (1)             $0.44 (1)

Fully diluted average shares outstanding           144,267               146,847

Calculation of Fully Diluted Average Shares Outstanding

Effect of assumed exercise of stock options:


Proceeds from assumed exercise                    $155,855              $ 41,190

Shares under options outstanding                     4,536                 1,779
Shares assumed acquired with proceeds
  under the treasury stock method                   (3,388)              (1,258)

Incremental shares due to assumed
  exercise of stock options                          1,148                   521


Fully diluted average shares outstanding:

Average shares outstanding                         143,119               146,326
Assumed exercise of stock options                    1,148                   521


      Total                                        144,267               146,847


(1)  Dilution is less than 3%.